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Media release

Senior management changes

12 July 2012

Rio Tinto is making changes to its senior management team as chief financial officer (CFO) Guy Elliott has decided to retire at the end of 2013. Guy Elliott remains on the Boards of Rio Tinto plc and Rio Tinto Ltd until then and has been appointed senior executive director on the Boards. He will continue in his role as CFO until a successor is appointed.

Rio Tinto chairman Jan du Plessis said “Guy has enjoyed an outstanding career during his 32 years at Rio Tinto, which includes ten years on the Board. I would like to thank him on behalf of the Board for his invaluable contribution, particularly in recent years as he helped steer the Group through the global financial crisis and back to a position of financial strength.”

Rio Tinto chief executive Tom Albanese said “Guy is a key member of my executive team and I am grateful for his skilful leadership of the Group’s finances and strategy during some challenging times. I would like to thank him personally for his wise counsel and support and for his commitment to stay with us for another 18 months to ensure a smooth transition."

Three other roles on the Executive Committee are changing.

Rio Tinto Energy chief executive Doug Ritchie will take on the new role of group executive Strategy, with responsibility for group strategy and business development. He will take up the London-based role on 1 January 2013.

Diamonds and Minerals chief executive Harry Kenyon-Slaney will assume the Brisbane-based role of Energy chief executive from 1 September 2012.

Rio Tinto Iron Ore International Operations president Alan Davies will be the new Diamonds & Minerals chief executive from 1 September 2012, based in London, and will join the Executive Committee. Alan Davies will retain responsibility for the Simandou iron ore project. Dampier Salt Ltd will transfer to the Diamonds & Minerals product group from Iron Ore.

Tom Albanese said “It’s important to develop people’s careers by giving them new challenges. I congratulate Doug, Harry and Alan on their new appointments.

“Adding a strategy role to the Executive Committee underlines the priority we place on this key area and on continuity of our strategic direction. Guy has done an excellent job leading the strategy team and there will be a seamless handover to Doug, whose thorough knowledge of the business and experience in this area will be invaluable to both the Board and my executive team.

Cont…

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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“Doug has a very able successor in the Energy product group in Harry, who brings a range of business skills to the role, including direct experience running Energy Resources of Australia. I welcome Alan to the Executive Committee, and acknowledge the leading role he has played in developing partnerships with the Government of Guinea, Chalco and the International Finance Corporation, and leading the work to develop the Simandou project.”

All other Group executive roles remain unchanged.

Notes to editors

Doug Ritchie has more than 25 years of experience in the aluminium, coal, diamonds, industrial minerals and exploration businesses in a number of senior operations and leadership roles. He has held senior roles in strategy and business development, including Strategy managing director before he became Energy chief executive in 2009.

Harry Kenyon-Slaney has been with Rio Tinto for 21 years and has previous experience in energy as managing director Energy Resources of Australia Ltd from 2004-2007. Harry has also held senior operational leadership and commercial roles in copper and industrial minerals, including managing director Rio Tinto Iron and Titanium.

Alan Davies has been with Rio Tinto for 15 years and has comprehensive experience in operations, business development and finance in Energy and Iron Ore.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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